FINANCIAL STATEMENTS

Eos Biotechnology, Inc. (a development stage company)
Years ended December 31, 2002 and 2001 and the period from inception
(April 16, 1996) through December 31, 2002

Eos Biotechnology, Inc.
(a development stage company)

Financial Statements

Years ended December 31, 2002 and 2001
and the period from inception (April 16, 1996) through December 31, 2002

Contents

ERNST & YOUNG

■ Ernst & Young LLP
1451 California Avenue
Palo Alto, California 94304

■ Phone: (650) 496-1600
Fax: (650) 496-4660
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholders
Eos Biotechnology, Inc.

We have audited the accompanying balance sheets of Eos Biotechnology, Inc. (a development stage company) as of December 31, 2002 and 2001, and the related statements of operations, redeemable convertible preferred stock and stockholders' net capital deficiency, and cash flows for the years then ended and for the period from inception (April 16, 1996) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eos Biotechnology, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended and for the period from inception (April 16, 1996) through December 31, 2002, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming Eos Biotechnology, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred net operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst & Young LLP

February 24, 2003

Eos Biotechnology, Inc.
(a development stage company)

Balance Sheets

(In thousands, except per share data)

	December 31,	
	2002	**2001**
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,221**	$ 12,325
Available-for-sale investments	**5,650**	22,486
Accounts and other receivables	**655**	939
Prepaid expenses and other current assets	**516**	1,461
Total current assets	**8,042**	37,211
Restricted cash	**–**	738
Property and equipment, net	**3,097**	3,878
Other assets	**476**	617
Total assets	**$ 11,615**	$ 42,444
Liabilities, redeemable convertible preferred stock and stockholders' net capital deficiency		
Current liabilities:		
Accounts payable	**$ 656**	$ 1,098
Accrued liabilities	**551**	1,149
Current portion of notes payable	**913**	570
Current portion of capital lease obligations	**615**	843
Deferred rent	**68**	34
Deferred revenue	**2,406**	2,231
Total current liabilities	**5,209**	5,925
Notes payable	**1,044**	1,489
Capital lease obligations	**143**	756
Deferred rent	**17**	13
Deferred revenue	**–**	2,500
Commitments		
Redeemable convertible preferred stock, $0.001 par value, 50,357 shares authorized at December 31, 2002 and 2001, 47,233 shares issued and outstanding at December 31, 2002 and 2001; aggregate liquidation preference of $71,143 at December 31, 2002 and 2001	**70,557**	70,557
Stockholders' net capital deficiency:		
Common stock, $0.001 par value, 75,000 shares authorized at December 31, 2002 and 2001; 7,641 and 8,716 shares issued and outstanding at December 31, 2002 and 2001, respectively	**8**	9
Additional paid-in capital	**2,512**	3,863
Notes receivable from stockholders	**(471)**	(2,148)
Deferred stock-based compensation	**(46)**	(749)
Accumulated other comprehensive income (loss)	**(1)**	237
Deficit accumulated during the development stage	**(67,357)**	(40,008)
Total stockholders' net capital deficiency	**(65,355)**	(38,796)
Total liabilities, redeemable convertible preferred stock and stockholders' net capital deficiency	**$ 11,615**	$ 42,444

See accompanying notes.

Eos Biotechnology, Inc.
(a development stage company)

Statements of Operations

(In thousands)

	Year ended December 31,		Period from inception (April 16, 1996) through December 31,
	2002	**2001**	**2002**
Research and product revenues	**$ 4,717**	$ 4,126	$ 10,343
Operating expenses:			
Research and development	**21,699**	19,967	67,649
General and administrative	**4,210**	4,628	15,226
Total operating expenses	**25,909**	24,595	82,875
Loss from operations	**(21,192)**	(20,469)	(72,532)
Interest income	**720**	2,732	6,131
Interest expense	**(349)**	(702)	(1,548)
Other income (expense), net	**(6,528)**	6,956	592
Net loss	**$(27,349)**	$(11,483)	$(67,357)

See accompanying notes.


Eos Biotechnology, Inc.
(a development stage company)

Statements of Redeemable Convertible Preferred Stock and Stockholders' Net Capital Deficiency

(In thousands, except per share data)


	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders' Net Capital Deficiency
	Shares	Amount	Shares	Amount						
Balance at inception (April 16, 1996)	–	$ –	–	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Issuance of common stock in August 1996 for cash at $0.01 per share	–	–	850	1	8	–	–	–	–	9
Issuance of Series A redeemable convertible preferred stock in November 1996 in exchange for cash at $0.40 per share, net of issuance costs of $1	950	379	–	–	–	–	–	–	–	–
Comprehensive and net loss	–	–	–	–	–	–	–	–	(151)	(151)
Balance at December 31, 1996	950	379	850	1	8	–	–	–	(151)	(142)
Repurchase of common stock at $0.01 per share	–	–	(280)	–	(3)	–	–	–	–	(3)
Issuance of Series B redeemable convertible preferred stock in July 1997 in exchange for cash and technology rights at $0.80 per share, net of issuance costs of $85	6,110	4,803	–	–	–	–	–	–	–	–
Issuance of common stock at $0.05 per share in exchange for cash and promissory notes	–	–	2,716	3	133	(132)	–	–	–	4
Interest accrued on notes receivable from stockholders	–	–	–	–	–	(4)	–	–	–	(4)
Comprehensive and net loss	–	–	–	–	–	–	–	–	(1,089)	(1,089)
Balance at December 31, 1997	7,060	5,182	3,286	4	138	(136)	–	–	(1,240)	(1,234)
Issuance of Series B redeemable convertible preferred stock in July 1998 in exchange for cash at $0.80 per share	4,219	3,375	–	–	–	–	–	–	–	–
Issuance of Series C redeemable convertible preferred stock in April 1998 in exchange for cash, technology rights, and a supply contract at $1.60 per share, net of issuance costs of $40	5,000	7,960	–	–	–	–	–	–	–	–
Issuance of common stock in exchange for cash and promissory notes upon the exercise of stock options	–	–	381	–	59	(56)	–	–	–	3
Issuance of common stock in exchange for cash and promissory notes	–	–	1,850	2	295	(294)	–	–	–	3
Interest accrued on notes receivable from stockholders	–	–	–	–	–	(11)	–	–	–	(11)
Comprehensive and net loss	–	–	–	–	–	–	–	–	(5,678)	(5,678)
Balance at December 31, 1998	16,279	16,517	5,517	6	492	(497)	–	–	(6,918)	(6,917)
Issuance of Series D redeemable convertible preferred stock in September 1999 in exchange for cash at $1.30 per share, net of issuance costs of $766	20,769	26,234	–	–	–	–	–	–	–	–
Issuance of common stock in exchange for cash upon the exercise of stock options	–	–	48	–	3	–	–	–	–	3
Issuance of warrants in connection with a bridge loan and a master lease agreement	–	126	–	–	–	–	–	–	–	–
Interest accrued on notes receivable from stockholders	–	–	–	–	–	(24)	–	–	–	(24)
Comprehensive loss:							–			
Unrealized loss on available-for-sale securities	–	–	–	–	–	–	–	(23)	–	(23)
Net loss	–	–	–	–	–	–	–	–	(8,248)	(8,248)
Total comprehensive loss										(8,271)
Balance at December 31, 1999 (carried forward)	37,048	42,877	5,565	6	495	(521)	–	(23)	(15,166)	(15,209)

Eos Biotechnology, Inc.
(a development stage company)

Statements of Redeemable Convertible Preferred Stock and Stockholders' Net Capital Deficiency (continued)

(In thousands, except per share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders' Net Capital Deficiency
	Shares	Amount	Shares	Amount						
Balance at December 31, 1999 (brought forward)	37,048	$42,877	5,565	$ 6	$ 495	$ (521)	$ –	$ (23)	(15,166)	$(15,209)
Issuance of Series E redeemable convertible preferred stock in September 2000 in exchange for cash at $2.70 per share, net of issuance costs of $28	10,185	27,472	–	–	–	–	–	–	–	–
Issuance of common stock in exchange for cash and promissory notes	–	–	2,505	1	490	(424)	–	–	–	67
Repayment of promissory notes and forfeiture of unvested common stock	–	–	(360)	–	(37)	91	–	–	–	54
Revaluation of research supply agreement	–	208	–	–	–	–	–	–	–	–
Interest accrued on notes receivable from stockholders	–	–	–	–	–	(13)	–	–	–	(13)
Issuance of stock options to consultants for services	–	–	–	–	54	–	–	–	–	54
Beneficial conversion feature related to bridge loan	–	–	–	–	68	–	–	–	–	68
Comprehensive loss:							–			
Unrealized gain on available-for-sale securities	–	–	–	–	–	–	–	186	–	186
Net loss	–	–	–	–	–	–	–	–	(13,359)	(13,359)
Total comprehensive loss										(13,173)
Balance at December 31, 2000	47,233	70,557	7,710	7	1,070	(867)	–	163	(28,525)	(28,152)
Issuance of common stock in exchange for cash and promissory notes	–	–	1,187	1	1,397	(1,354)	–	–	–	44
Repayment of promissory notes and forfeiture of unvested common stock	–	–	(181)	1	(36)	183	–	–	–	148
Issuance of warrant in connection with a lease agreement	–	–	–	–	382	–	–	–	–	382
Interest accrued on notes receivable from stockholders	–	–	–	–	–	(110)	–	–	–	(110)
Deferred stock-based compensation	–	–	–	–	1,024	–	(1,024)	–	–	–
Amortization of deferred stock-based compensation	–	–	–	–	–	–	275	–	–	275
Issuance of stock options to consultants for services	–	–	–	–	26	–	–	–	–	26
Comprehensive loss:										
Unrealized gain on available-for-sale securities	–	–	–	–	–	–	–	74	–	74
Net loss	–	–	–	–	–	–	–	–	(11,483)	(11,483)
Total comprehensive loss										(11,409)
Balance at December 31, 2001	47,233	$70,557	8,716	$ 9	$3,863	$(2,148)	$ (749)	$237	$(40,008)	$(38,796)
Issuance of common stock in exchange for cash	–	–	162	–	45	–	–	–	–	45
Repayment of promissory notes and forfeiture of unvested common stock	–	–	(307)	–	(54)	304	–	–	–	250
Cancellation of promissory notes in exchange for the forfeiture of vested and unvested common stock	–	–	(930)	(1)	(1,292)	1,419	–	–	–	126
Interest accrued on notes receivable from stockholders	–	–	–	–	–	(46)	–	–	–	(46)
Amortization of deferred stock-based compensation	–	–	–	–	–	–	638	–	–	638
Reversal of deferred compensation related to repurchases of common stock and employee terminations	–	–	–	–	(65)	–	65	–	–	–
Issuance of stock options to consultants for services	–	–	–	–	15	–	–	–	–	15
Comprehensive loss:										
Unrealized loss on available-for-sale securities	–	–	–	–	–	–	–	(238)	–	(238)
Net loss	–	–	–	–	–	–	–	–	(27,349)	(27,349)
Total comprehensive loss										(27,587)
Balance at December 31, 2002	47,233	$70,557	7,641	$ 8	$2,512	$ (471)	$ (46)	$ (1)	$(67,357)	$(65,355)

See accompanying notes.

Eos Biotechnology, Inc.
(a development stage company)

Statements of Cash Flows

(In thousands)

	Year ended December 31,		Period from inception (April 16, 1996) through December 31,
	2002	2001	2002
Operating activities			
Net loss	$(27,349)	$(11,483)	$(67,357)
Adjustments to reconcile net loss to net cash used in operating activities:			
Gain on sale of subsidiary	–	(6,959)	(6,959)
Amortization of prepaid research supply contract	–	2,640	6,208
Amortization of deferred stock-based compensation, net	638	275	913
Depreciation and amortization	1,607	1,566	4,921
Issuance of stock options to consultants for services	15	26	95
Beneficial conversion feature related to bridge loan	–	–	68
Acquired technology and patent rights for redeemable convertible preferred stock	–	–	113
Accrued interest income on notes receivable	(46)	(110)	(208)
Forgiveness of interest on notes receivable	63	–	63
Value of warrants issued for debt financing and facility lease agreement	382	–	508
Loss on disposal of capital equipment	–	–	16
Changes in operating assets and liabilities:			
Accounts and other receivables	284	291	(655)
Prepaid expenses and other current assets	945	(958)	(516)
Other assets	(178)	501	(413)
Accounts payable and accrued liabilities	(1,040)	1,009	1,207
Deferred rent	38	(36)	85
Deferred revenue	(2,325)	(6,511)	2,406
Net cash used in operating activities	(26,966)	(19,749)	(59,505)
Investing activities			
Purchases of available-for-sale investments	(10,146)	(10,697)	(80,795)
Maturities of available-for-sale investments	26,744	30,712	75,144
Capital expenditures	(826)	(1,562)	(4,521)
Proceeds from sale of subsidiary	–	7,439	7,439
Restricted cash	738	(738)	–
Net cash provided by (used in) investing activities	16,510	25,154	(2,733)
Financing activities			
Proceeds from notes payable	533	2,250	4,119
Principal payments on notes payable	(635)	(445)	(1,162)
Principal payments on capital leases	(841)	(1,052)	(3,235)
Repayments on stockholder notes	250	148	452
Net proceeds from issuance of common stock	45	44	175
Net proceeds from issuance of redeemable convertible preferred stock	–	–	63,110
Net cash provided by (used in) financing activities	(648)	945	63,459
Net increase (decrease) in cash and cash equivalents	(11,104)	6,350	1,221
Cash and cash equivalents at beginning of period	12,325	5,975	–
Cash and cash equivalents at end of period	$ 1,221	$ 12,325	$ 1,221
Supplemental disclosure of cash flow information			
Cash paid during the period for interest	$ 325	$ 606	$ 1,413

Eos Biotechnology, Inc.
(a development stage company)

Statements of Cash Flows (continued)

(In thousands)

	Year ended December 31,				Period from inception (April 16, 1996) through December 31,
	2002		**2001**		**2002**
Schedule of noncash transactions					
Research supply contract acquired in exchange for redeemable convertible preferred stock	$	–	$	–	$ 6,208
Property and equipment acquired under capital lease arrangements	$	–	$	–	$ 3,993
Conversion of notes payable to redeemable convertible preferred stock	$	–	$	–	$ 1,000
Cancellation of notes receivable in connection with share repurchases	$	**1,347**	$	35	$ 1,419
Conversion of note receivable from stockholder to employee receivable	$	**63**	$	–	$ 63
Issuance of stock for notes receivable	$	–	$	1,354	$ 2,260
Warrants issued in connection with debt financing and facility lease	$	–	$	382	$ 508
Deferred stock-based compensation	$	–	$	1,024	$ 1,024
Reversal of deferred stock-based compensation	$	**65**	$	–	$ 65

See accompanying notes.

7

1. Summary of Significant Accounting Policies

Organization and Business

Eos Biotechnology, Inc. (the "Company"), a Delaware corporation, was formed in 1996. The Company is engaged in drug discovery and development and makes use of proprietary genomics tools and databases to identify disease targets against which therapeutic antibodies are developed. The Company is in the development stage at December 31, 2002 and has devoted substantial effort to developing a new product.

Need for Additional Capital

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has sustained operating losses since inception and expects such losses to continue as it furthers its research and development activities. From inception (April 16, 1996) through December 31, 2002, the Company incurred net operating losses of approximately $67,357,000 and has a working capital deficiency of approximately $2,833,000 at December 31, 2002. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company will need to obtain additional funds from existing or new shareholders or from other sources to fund operating losses until revenues are ultimately sufficient to fund planned operations. If the Company is unable to obtain the necessary funding capital, the Company will need to re-evaluate its current operating plans and may need to discontinue certain of its operations or be required to significantly reduce its operations until such financing can be obtained (see Note 9). The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that might result from the resolution of these uncertainties.

Wholly Owned Subsidiary and Principles of Consolidation

In March 2000, the Company incorporated a wholly owned subsidiary, Weboligos.com, Inc. (Weboligos), to develop and manufacture synthetic DNA. In March 2001, the Company sold substantially all the assets of Weboligos for approximately $5,900,000. Additionally, in September 2001, Eos received $1,500,000 due to the granting of a patent assigned to the purchaser of Weboligos' assets by the U.S. Patent and Trademark office. Eos can also receive earn-out payments on the sale of oligonucleotides through 2004 from the purchaser of Weboligos' assets. The Company recognized $300,000, $120,000 and $420,000 of other income

1. Summary of Significant Accounting Policies (continued)

Wholly Owned Subsidiary and Principles of Consolidation (continued)

related to the earn-out payments for the years ended December 31, 2002 and 2001 and the period from inception (April 16, 1996) through December 31, 2002, respectively. With Weboligos net assets of approximately $450,000 at the purchase date, the transaction resulted in the Company recognizing a gain on the sale of approximately $6,959,000, which has been included in other income in the December 31, 2001 statement of operations. The financial statements include the accounts of the Company and Weboligos through the date of sale. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Research and Development

Internal research and development, research and development conducted for others under collaborative agreements, and research and development outsourced to others are charged to expense as incurred. Expenditures include direct such costs as salaries, lab supplies, consulting and outside services, and indirect costs such as allocations of rent, depreciation, and telephone. Research and development expenditures do not include such costs as legal, accounting, and finance.

Eos Biotechnology, Inc.
(a development stage company)

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue consists of sales of certain research materials and revenue related to research and collaboration agreements as described below.

Nonrefundable, up-front payments received in connection with research and development collaboration agreements, including technology access fees, are deferred and recognized as research revenues on a straight-line basis over the relevant periods specified in the agreement, generally the research term.

Payments for research services received from the Company's collaborators are recognized as contract revenues as research services are performed over the related funding periods for each contract. Under these agreements, the Company is required to perform research and development activities as specified in each respective agreement. The payments received under each agreement are not refundable and are generally based on a contractual cost per full-time equivalent employee working on the project. Research and development expenses under the collaborative research agreements approximate or exceed the revenue recognized under such agreements over the term of the respective agreements. Deferred revenue may result if a contract with a customer or a collaborator requires an upfront payment for services to be provided in future periods. Payments, if any, related to the achievement of substantive, at-risk research milestones would be recognized upon the completion of the milestone events. Royalties are recognized pursuant to the collaborative agreements as products are sold.

Cash Equivalents and Investments

The Company considers all highly liquid investments in debt securities with an original maturity from the date of purchase of 90 days or less to be cash equivalents. At December 31, 2002 and 2001, cash equivalents consist of money market funds. The cost of securities sold is based on the specific identification method.

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents and Investments (continued)

All cash equivalents and investments are classified as available-for-sale and are carried at estimated fair value based on available quoted market information. Material unrealized gains and losses, if any, are reported in accumulated other comprehensive income (loss) in stockholders' net capital deficiency. The cost of securities sold is based on the specific identification method. Realized gains or losses on sales of available-for-sale instruments in 2002 and 2001 were not material. At December 31, 2002, the remaining contractual period until maturity of marketable securities ranged from one to three months. By policy, the Company limits concentration of credit exposure to any one entity or financial institution and to any one type of investment other than securities issued by the U.S. government.

Securities classified as available-for-sale as of December 31, 2002 and 2001, are summarized below:

	Amortized Cost	Unrealized Losses	Estimated Fair Value
	(In thousands)		
As of December 31, 2002:			
Money market funds and certificate of deposit	$ 1,221	$ –	$ 1,221
U.S. corporate debt securities	5,651	(1)	5,650
	$ 6,872	$ (1)	$ 6,871
Included in cash and cash equivalents	$ 1,221	$ –	$ 1,221
Included in short-term, available-for-sale investments	5,651	(1)	5,650
	$ 6,872	$ (1)	$ 6,871

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents and Investments (continued)

	Amortized Cost	Unrealized Gains	Estimated Fair Value
	(In thousands)		
As of December 31, 2001:			
Money market funds and certificate of deposit	$13,033	$ –	$13,033
U.S. corporate debt securities	22,249	237	22,486
	$35,282	$ 237	$35,519
Included in cash and cash equivalents	$12,295	$ –	$12,295
Included in short-term, available-for-sale investments	22,249	237	22,486
Included in restricted cash	738	–	738
	$35,282	$ 237	$35,519

Restricted Cash

As part of a leasing arrangement entered into in June 2001 as described in Note 5, the Company was required to maintain on deposit $738,000 in an investment account as security for its lease in the form of a letter of credit. In October 2002, the lease was terminated and the Company is no longer required to maintain a letter of credit.

Other Concentration of Credit Risks

Financial instruments that potentially subject the Company to a concentration of credit risk (other than cash and cash equivalents previously described above) consist of accounts and other receivables. The Company's receivables are derived primarily from transactions with customers located in the United States. The Company performs ongoing credit evaluations of its customer's financial condition and generally requires no collateral from its customers. The Company evaluates the necessity of an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

1. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment, including that acquired under capital leases, are stated at cost and depreciated on a straight-line method over the estimated useful lives of the assets, which generally range from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the term of the lease.

Stock-Based Compensation

The Company accounts for grants of stock options to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations. Accordingly, the Company does not recognize compensation cost in accounting for its stock option plan for awards that have an exercise price equal to the estimated fair value of the Company's common stock on the date of grant.

Pro forma net loss information required by SFAS 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the minimum value method and the following assumptions: risk-free interest rates of 3.8% in 2002 and 4.38% in 2001, an expected life of five years, and no dividends.

1. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options using the straight-line method. The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years. If the Company had elected to recognize compensation cost based on the fair value of options granted at the grant date and amortized over the options' vesting period as prescribed by SFAS 123, pro forma information is as follows (in thousands):

	Years ended December 31,		Period From Inception (April 16, 1996) Through December 31,
	2002	**2001**	**2002**
Net loss, as reported	**$ (27,349)**	$ (11,483)	$ (67,357)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	**638**	275	913
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(434)**	(224)	(710)
Pro forma net loss	**$ (27,145)**	$ (11,432)	$ (67,154)

The Company accounts for grants of stock options to nonemployees in accordance with the Emerging Issues Task Force Consensus No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* (EITF 96-18), which requires the options subject to vesting to be periodically revalued and expensed over their vesting periods.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Investments

Financial investments, including cash, cash equivalents and investments, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which management believes approximates fair value given their short-term nature.

Comprehensive Loss

Comprehensive loss is comprised of net loss and items of other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity of the Company that are excluded from net loss. Specifically, Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income* (SFAS 130), requires unrealized holding gains and losses on the Company's available-for-sale securities, which are reported separately in stockholders' net capital deficiency, to be included in accumulated other comprehensive loss.

Recent Accounting Standards

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS 146), which supersedes Emerging Issues Task Force (EITF) Issue 94-3. SFAS 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a significant impact on the Company's operating results or financial position.

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Standards (continued)

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The adoption of the disclosure requirements did not have a material effect on these financial statements and the Company does not expect that the adoption of the recognition provisions will have a material effect on its' financial position, results of operations, or cash flows.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* (SFAS 148). SFAS 148 amends SFAS 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company adopted the disclosure provisions in these financial statements and will continue to account for stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), using the "intrinsic value" method. Accordingly, the adoption of SFAS 148 is not anticipated to have a material effect on the Company's financial position, results of operations, or cash flows.

2. Research, Research Supply, and Manufacturing Agreements

In April 1998, the Company entered into a Research Supply Agreement with Affymetrix, Inc. (Affymetrix), to purchase a specified number of expression arrays at a modified price for use in the Company's research and development activities over a 30 month period. In connection with this transaction, the Company issued 3,750,000 shares of Series C redeemable convertible preferred stock at $1.60 per share and recorded prepaid research expense of $6,000,000, which was to be recognized as expense as the expression arrays were received. As the shares of Series C redeemable convertible preferred stock were subject to the Company's lapsing right of repurchase through September 2000 in the event Affymetrix did not perform under the supply agreement, the value of the prepaid research expense was subject to revaluation based on changes in the Company's estimated stock value over the life of the agreement. In August and September 2000, the Company revalued the remaining shares subject to repurchase and recorded additional prepaid research expense of $208,000, which would be recognized as the remaining expression arrays were received. In September 2000, the Company and Affymetrix extended the term of the Research Supply Agreement to January 2001. Concurrently, with the September 2000 extension, the Company entered into a Technology Exchange Agreement with Affymetrix to license certain Affymetrix databases. Affymetrix will be entitled to receive royalty payments from revenue earned by the Company from products or licenses that are derived from the Affymetrix databases. In March 2001, the Company and Affymetrix extended the term of the Research and Supply Agreement to June 2001. In conjunction with the extended terms, the Company purchased certain nontransferable software and licenses from Affymetrix for cash of approximately $540,000. The Chief Executive Officer of Affymetrix is a member of the Company's board of directors. The Company recorded research and development expenses of $2,640,000 and $6,208,000 for the year ended December 31, 2001 and for the period from inception (April 16, 1996) through December 31, 2001, respectively, relating to this agreement.

2. Research, Research Supply, and Manufacturing Agreements (continued)

In August 2001, the Company entered into a two-year Research Supply Agreement with Affymetrix whereby Affymetrix will deliver to the Company custom array design services, database and other licenses, technology access, service, and other support. Under the terms of the agreement, the Company was obligated to pay Affymetrix $500,000 per year. In September 2002, the Company paid a $50,000 access fee to Affymetrix and entered into a separate Research Supply Agreement that replaced the August 2001 agreement. The new agreement entitles the Company to purchase custom array chips, licenses, and services at specified prices throughout the one-year term of the agreement. The Company recorded research and development expense under these agreements of approximately $353,000, $208,000 and $561,000 for the years ended December 31, 2002 and 2001, and for the period from inception (April 16, 1996) through December 31, 2002, respectively, with approximately $34,000 remaining as a prepaid balance at December 31, 2002.

In March 2000, the Company entered into an Amended and Restated Research and Commercialization Agreement with GenPharm International, Inc., a wholly owned subsidiary of Medarex, Inc. (Medarex). Under the agreement, Medarex will supply the Company with antigen immunized mice for the identification of antibodies to be evaluated for commercial development. The Company must pay commercial license fees for each antigen the Company elects to obtain an exclusive license for and milestone payments as products are developed. Also, the Company must pay royalties to Medarex for sales of products developed with the selected antigens. No commercial license fees or royalties have been paid to Medarex as of December 31, 2002. This agreement was terminated as part of the definitive collaboration agreement executed in January 2003 (see Note 9). No commercial license fees or royalties were paid to Medarex through the date of termination.

2. Research, Research Supply, and Manufacturing Agreements (continued)

In March 2001, the Company entered into a materials transfer and antibody generation agreement with Xenerex Biosciences (Xenerex). The agreement provides for Xenerex to generate fully human monoclonal antibodies to three cancer-target antigens provided by the Company. The Company paid Xenerex a research initiation fee of $50,000 upon the effective date of the agreement. The Company will pay Xenerex an additional $75,000 for each cancer target antigen for which the Company receives a fully human antibody, that meets predetermined qualifications. Xenerex is also entitled to license fees, milestone payments, and royalty payments on sales of products developed by the Company from the antibodies. The agreement shall terminate upon the earliest of (i) the end of the one-year option period for the last antibody delivered to the Company, if no previous options have been exercised; (ii) the end of the royalty period for the last exercised option; or (iii) 60 days after written notice is given by the Company. At December 31, 2002, the Company was not obligated to pay any license fees, milestone or royalty payments under this agreement. The Company recorded no research and development expenses for the year ended December 31, 2002 and $50,000 for the year ended December 31, 2001 and for the period from inception (April 16, 1996) through December 31, 2002, respectively, under this agreement. This agreement was terminated in January 2003 and no further obligations remain for either party under the agreement as of the termination date.

In July 2001, the Company entered into a nonexclusive licensing agreement with ICOS Corporation (ICOS) whereby the Company will use ICOS' CHEF1 expression vector technology as part of its internal research and development. In October 2001, the Company extended its nonexclusive licensing agreement with ICOS to allow for the commercialization of products developed using the ICOS technology. Under the terms of the licensing agreement, the Company will pay $10,000, $15,000, and $20,000 for years one, two, and subsequent years, respectively. The Company will also pay a fee of $10,000 each time it wishes to exercise its option to commercialize a product that was developed using the ICOS technology. ICOS is also entitled to milestone and royalty payments. The Company has the right to terminate the licensing agreements upon three months prior notice. The Company recorded research and development expenses of $15,000, $10,000, and $25,000 for the years ended December 31, 2002 and 2001, and for the period from inception (April 16, 1996) through December 31, 2002, respectively.

In June 2001, the Company entered into a three-year research collaboration agreement to use Seattle Genetics' toxin payload technology with the Company's proprietary monoclonal antibodies directed against novel cancer targets derived from their analyses of the human genome. Under the terms of the agreement, the Company paid an initial research program fee of $425,000 on the effective date and a second research program fee of $318,750 in November

2. Research, Research Supply, and Manufacturing Agreements (continued)

2002, which are being expensed over the term of the agreement. Depending on certain conditions, the Company may pay annual payments for maintenance of each exclusive license. The Company will pay milestone payments and royalties on net sales of any resulting products under the terms of the agreement. The Company will be responsible for product development, manufacturing, and marketing of any products generated through the collaboration. The Company has the right to terminate the agreement upon written notice before the end of the research program term. The Company recorded research and development expenses of approximately $554,000, $83,000 and $637,000 related to amortization of the research program fees and services provided by Seattle Genetics for the years ended December 31, 2002 and 2001, and for the period from inception (April 16, 1996) through December 31, 2002, respectively.

In December 2001, the Company entered into a manufacturing agreement with ICOS whereby ICOS will produce the Company's lead monoclonal antibody candidate to clinical specifications for use in phase I/II clinical trials for the treatment of cancer. The Company paid a $300,000 upfront fee related to the agreement. Under the terms of the agreement, ICOS is also entitled to installment payments of $2,900,000, of which $2,150,000 were paid during 2002. The Company has an option to purchase additional manufacturing services for $2,200,000. The manufacturing agreement shall terminate five years from the effective date unless extended by mutual written agreement of the parties. The Company has the right to terminate the manufacturing agreement upon two months prior notice, however termination by the Company without cause requires the Company to pay 100% of all remaining fees. The Company recorded research and development expenses of $2,450,000 for the year ended December 31, 2002 and for the period from inception (April 16, 1996) through December 31, 2002.

At December 31, 2002, aggregate future commitments under all research, research supply, and manufacturing agreements, including minimum license payments, are as follows:

Years ending December 31,	
2003	$1,244,000
2004	20,000
	$1,264,000

3. Collaboration Arrangements

In June 2000, the Company entered into a Collaboration and License Agreement with Aventis Pasteur Limited (Aventis), to identify and discover active immunotherapy targets. The Company granted Aventis an exclusive license to develop, market, sell, and distribute active immunotherapy products resulting from the discovered targets. Upon signing the agreement, Aventis paid a one time, nonrefundable, noncreditable technology access fee of $1,000,000. In June 2001, the one-year anniversary of the agreement, the Company received an additional nonrefundable, noncreditable technology access fee of $500,000. Under the terms of the contract, the Company provides candidate targets to Aventis for their validation over a two-year term. Additionally, Aventis is obligated to make various milestone and royalty payments as certain conditions are met. The Company recognized revenue related to the technology access fee over the two-year term of the agreement. In June 2002, the Company and Aventis extended the term of the agreement through December 2002. In December 2002, Aventis exercised an option to purchase an exclusive license to certain targets for $250,000. The Company recognized approximately $667,000, $836,000, and $1,840,000 of revenue related to this agreement for the years ended December 31, 2002 and 2001 and for the period from inception (April 16, 1996) through December 31, 2002, respectively.

In August 2000, the Company entered into a Cost Reimbursement Research Consortium Agreement with Case Western Reserve University (CWRU), to perform subcontract research over a five-month period starting in September 2000, related to a federal grant to CWRU from the National Institutes of Health. In March 2001 and 2002, the contract term was extended for an additional year. The Company recognized approximately $642,000, $630,000, and $1,518,000 in revenue from CWRU for the years ended December 31, 2002 and 2001 and for the period from inception (April 16, 1996) through December 31, 2002, respectively.

In September 2000, the Company entered into a Collaborative Research Agreement with Biogen, Inc. (Biogen) to identify specific disease-causing cell surface molecules and biologically active compounds with the potential for treating such diseases. Under the terms of the contract, Biogen paid a nonrefundable, noncreditable technology access fee of $6,000,000 and agreed to pay annual research support fees over the four-year term of the agreement. Biogen is also required to make various milestone and royalty payments as certain conditions are met. In December 2002, Biogen terminated the research program portion of the agreement and made a

3. Collaboration Arrangements (continued)

final research support fee payment of $375,000 for services to be performed in 2003. The Company is recognizing revenue related to the technology access fee over the research term of the agreement and the research support fees as the research is performed. As of December 31, 2002, the Company recognized approximately $3,408,000, $2,660,000, and $6,846,000 of revenue related to this agreement for the years ended December 31, 2002 and 2001, and for the period from inception (April 16, 1996) through December 31, 2002, respectively.

The Company has entered into various other agreements with research institutions, universities, and other entities for the performance of research and development activities and for the acquisition of licenses related to those activities. Expenses under these agreements totaled approximately $1,422,000, $2,406,000, and $4,658,000 in the years ended December 31, 2002 and 2001, and for the period from inception (April 16, 1996) through December 31, 2002, respectively.

4. Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2002	2001
	(In thousands)	
Machinery and equipment	**$ 6,943**	$ 6,141
Office furniture and leasehold improvements	**878**	854
	7,821	6,995
Accumulated depreciation and amortization	**(4,724)**	(3,117)
Property and equipment, net	**$ 3,097**	$ 3,878

Property and equipment held under capital lease arrangements at December 31, 2002 and 2001, was approximately $3,706,000 and $3,789,000, respectively. Accumulated depreciation related to property and equipment under capital leases as of December 31, 2002, was approximately $2,799,000.

5. Financing Arrangements and Lease Commitments

In October 1997 and May 1999, the Company entered into a lease line of credit and a loan facility with a financial institution for $1,600,000 and $200,000, respectively, which bear interest at approximately 8.0%. The Company must make a final payment equal to 15% of the amount drawn down on $200,000 of the loan facility, due upon repayment of the loan. In August 1999, the Company entered into an additional lease line of credit for $2,000,000, which had been completely drawn down as of December 31, 2001 and was accruing interest at approximately 7.5%. The Company must make a final interest payment equal to 15% of the amount drawn down on $600,000 of the lease line, due upon repayment of the lease line. Additionally, the Company may make optional payments not to exceed 15% of the amounts drawn down on all lease lines should it decide to purchase the equipment when the lease lines mature. Outstanding balances under the lease lines are secured by the related assets purchased. At December 31, 2002, the Company had no available borrowings under the lease lines of credit and the loan facility. In connection with these arrangements, the Company issued three warrants to purchase redeemable convertible preferred stock (see Note 7).

The Company has entered into two facilities operating leases that expire in March and July 2004. Security deposits of approximately $350,000 related to these leases are recorded in other assets. The Company has entered into an agreement to sublease a portion of the facilities through June 2004. Sublease income is offset against rent expense. Rent expense under these operating leases, net of sublease income totaled approximately $1,987,000, $1,682,000, and $5,937,000 for the years ended December 31, 2002 and 2001 and for the period from inception (April 16, 1996) through December 31, 2002, respectively.

In October 1998, the Company borrowed $175,000 under a note payable from an equipment lessor to finance two loans issued to officers of the Company (see Note 6). The promissory note bears interest of 9.0% per annum from the date of the note until maturity in October 2003, and requires monthly interest payments for the term of the loan and the payment of the principal upon maturity.

In December 2000, the Company entered into an equipment financing agreement for $3,000,000, of which $2,783,000 had been drawn down when the agreement expired in October 2002. Interest on the equipment financing agreement was accruing at rates ranging from 8.60% to 10.62%. Outstanding balances under the equipment financing agreement are secured by the related equipment purchased.

Eos Biotechnology, Inc.
(a development stage company)

Notes to Financial Statements (continued)

5. Financing Arrangements and Lease Commitments (continued)

In June 2001, the Company signed a 15-year build-to-suit operating lease agreement for additional facility space to be constructed in South San Francisco, California. Upon execution of the lease, the Company issued the landlord a warrant to purchase shares of common stock as described in Note 7. In October 2002, the lease agreement was terminated and the Company paid the landlord approximately $6,200,000 as a termination fee. Through the date of termination the Company had incurred approximately $1,092,000 of tenant improvements and had been reimbursed $888,000 by the landlord. Upon termination, the termination fee was recognized as other expense and approximately $204,000 of tenant improvements were written off. Both parties have no further obligations under the original lease agreement.

At December 31, 2002, noncancelable future minimum payments under the Company's capital leases, notes payable, and operating leases are as follows:

	Capital Leases	Notes Payable
	(In thousands)	
Years ending December 31,		
2003	$ 616	$ 913
2004	196	606
2005	–	357
2006	–	81
	812	1,957
Less amounts representing interest	(54)	–
Present value of future payments	758	1,957
Less current portion	(615)	(913)
Noncurrent portion	$ 143	$1,044

5. Financing Arrangements and Lease Commitments (continued)

	Operating Leases	Contractual Sublease Income	Operating Leases Net of Sublease Income
		(In thousands)	
Years ending December 31,			
2003	$ 2,116	$ (101)	$ 2,015
2004	554	(51)	503
	$ 2,670	$ (152)	$ 2,518

6. Related-Party Transactions

In November 1998, the Company loaned an officer $100,000 under a full-recourse promissory note bearing interest at 5.8% compounded annually and secured by the officer's primary residence. For each year the note has been outstanding, $10,000 of principal and any accrued interest have been forgiven and recorded as compensation expense to the officer. The note was originally due in November 2003, but in August 2002 the Company amended the note to provide that all outstanding principal and interest be forgiven in November 2003 if the officer is an employee of the Company at such time. As of December 31, 2002, the outstanding principal and interest on the note was approximately $62,000.

In August 1999, in connection with a Series D redeemable convertible preferred stock financing, the Company issued warrants to Bay City Capital, a significant investor in the Company, and an entity in which a member of the Company's board of directors is a partner (see Note 7). Further, in connection with the Series D redeemable convertible preferred stock financing, Bay City Capital acted as an advisor and received cash remuneration of $766,000.

In June 2002, the Company loaned an officer $20,000 under a full-recourse promissory note bearing interest at 2.89% compounded semi-annually and due in June 2003. The promissory note was forgiven in February 2003.

6. Related-Party Transactions

In January and July 2002, the Company entered into change of control agreements with various members of management which provide for the acceleration of vesting related to restricted stock subject to repurchase and stock options upon an acquisition of the Company. Some of the agreements also provide for the forgiveness of certain promissory notes issued in exchange for restricted stock as described in Note 7.

In August 2002, the Company entered into acquisition bonus agreements with various members of management, which provide for the payment of a bonus equal to an aggregate of 9% of the acquisition consideration to be received by the Company up to a maximum of $13,500,000. The bonuses are payable in cash, acquirer stock, or other property issued in the transaction.

7. Stockholders' Net Capital Deficiency

As of December 31, 2002, the Company was authorized to issue 75,000,000 shares of common stock and 50,356,750 shares of redeemable convertible preferred stock.

Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock is issuable in series, with rights and preferences designated by series. Each outstanding share of the Series A, B, C, D, and E redeemable convertible preferred stock is entitled to one vote on each matter submitted to a vote of stockholders. Holders of Series A, B, C, D, and E redeemable convertible preferred stock are entitled to noncumulative dividends payable quarterly when, as, and if declared by the board of directors prior to and in preference to the payment of dividends to holders of common stock. Noncumulative dividends are payable at a rate of $0.05, $0.10, $0.20, $0.1625, and $0.3375 per share per annum on each outstanding share. As of December 31, 2002, the Company had not declared any dividends.

7. Stockholders' Net Capital Deficiency (continued)

Redeemable Convertible Preferred Stock (continued)

Each share of Series A, B, C, D, and E redeemable convertible preferred stock is convertible, at the option of the holder, into one share of common stock. Also, the Series A, B, C, D, and E redeemable convertible preferred stock automatically converts into common stock upon (i) the closing of a firm commitment for an underwritten public offering under the Securities Act of 1933 in which the prepublic market capitalization is greater than $75,000,000, the aggregate offering proceeds are greater than $15,000,000, and the public offering price is not less than $1.75 per share, or (ii) upon terms and conditions approved by two-thirds majority of the outstanding shares of Series A, B, C, D, and E redeemable convertible preferred stock, voting together as a class.

Each share of Series A, B, C, D, and E redeemable convertible preferred stock is entitled to liquidation preferences of $0.40, $0.80, $1.60, $1.30, and $2.70 per share, respectively, plus declared but unpaid dividends. After liquidation preference distributions to Series A, B, C, D, and E redeemable convertible preferred stockholders have been paid, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common stock and Series A, B, C, D and E redeemable convertible preferred stock until the Series A, B, C, D and E redeemable convertible preferred stockholders have received an aggregate of $1.20, $2.40, $2.40, $2.40, and $2.70 per share, respectively, in total. The remaining assets of the Company shall be distributed to holders of common stock.

The Amended and Restated Articles of Incorporation provide that a change in control is deemed to be a liquidation event and that any consideration paid in connection with such a transaction be allowed in accordance with the provisions about liquidation preferences and the order of distribution. As a result, cash redemption of the redeemable convertible preferred stock could be triggered by a change in control, which would be considered to be outside the control of the Company. Accordingly, the redeemable convertible preferred stock has been classified outside of permanent equity in the accompanying balance sheets.

7. Stockholders' Net Capital Deficiency (continued)

Redeemable Convertible Preferred Stock (continued)

The authorized, issued, and outstanding Series A, B, C, D, and E shares of redeemable convertible preferred stock and their aggregate liquidation preferences are as follows (in thousands):

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
At December 31, 2002 and 2001:			
Series A	950	950	$ 380
Series B	10,407	10,329	8,263
Series C	5,000	5,000	8,000
Series D	22,000	20,769	27,000
Series E	12,000	10,185	27,500
	50,357	47,233	$71,143

Common Stock

Certain shares of common stock issued to members of management since inception are subject to repurchase by the Company. The majority of the shares vest over a period of four years as specified by the board of directors, however, a portion of the shares issued to one member of management vest on December 31, 2005, with the acceleration of vesting as specific Company objectives are attained as determined by the board of directors. Certain of these restricted shares were purchased by the signing of promissory notes totaling $132,000, $349,800, $423,822, $1,354,070 in 1997, 1998, 2000, and 2001, respectively, which bear interest at rates ranging from 4.46% to 7.06%. At December 31, 2002, 534,375 shares remained subject to the Company's right of repurchase.

In June and August 2002, the Company repurchased from three officers approximately 930,000 shares of restricted common stock at prices ranging from $0.75 to $1.00 per share through the cancellation of approximately $1,293,000 in promissory notes. In December 2002, the Company granted options to purchase 680,000 shares of common stock with exercise prices of $0.10 to two of the officers.

7. Stockholders' Net Capital Deficiency (continued)

Redeemable Convertible Preferred Stock Warrants

In October 1997, in connection with the negotiation of a master equipment lease agreement and related loan credit facility, the Company issued two warrants to purchase a total of 78,000 shares of Series B redeemable convertible preferred stock at a price per share of $0.80. These warrants expire on the later of October 2004 or three years subsequent to the Company effecting a public offering. The fair value of the warrants was determined to be immaterial for financial statement purposes.

In August 1999, the Company issued a warrant to purchase 65,385 shares of Series D redeemable convertible preferred stock for $1.30 per share to a lessor in connection with a lease agreement with a total available lease line of credit of $2,000,000. The warrant is exercisable until the earlier of August 2006 or three years from an initial public offering date. Since the related warrant is a consideration of the lease agreement, the value of the warrant is treated as interest expense and amortized over the term of the lease line. The Company valued the warrant using the Black-Scholes valuation model and the following assumptions: a volatility of 50%, an expected life of seven years, a risk-free interest rate of 5.5%, and no dividend yield. The resulting fair value of $58,000 was recorded as a prepaid asset of which $13,800, $15,200, and $58,000 was recognized as interest expense for the years ended December 31, 2002 and 2001 and for the period from inception (April 16, 1996) through December 31, 2002, respectively.

In August 1999, the Company issued to Bay City Capital a warrant for $100 to purchase 76,923 shares of Series D redeemable convertible preferred stock at an exercise price of $1.30 per share in connection with a $1,000,000 bridge loan. The entire principal amount and accrued interest on this bridge loan was converted into 769,000 shares of the Company's Series D redeemable convertible preferred stock in September 1999. The warrant expires on the later of August 2009 or five years subsequent to an initial public offering of the Company's common stock. The Company valued the warrant using the Black-Scholes valuation model and the following assumptions: a volatility of 50%, an expected life of 10 years, a risk-free interest rate of 5.5%, and no dividend yield. The resulting fair value of $68,000 was recorded as interest expense over the period the bridge loan was outstanding. In addition, after deducting the fair value of this warrant from the proceeds of the notes issuance, the note payable was subject to a beneficial conversion feature valued at $68,000 that was expensed during fiscal 2000 as interest expense.

7. Stockholders' Net Capital Deficiency (continued)

Redeemable Convertible Preferred Stock Warrants (continued)

In September 1999, in connection with the offering of Series D redeemable convertible preferred stock, the Company issued a warrant to purchase 585,150 shares of Series D redeemable convertible preferred stock at an exercise price of $1.30 per share to Bay City Capital in consideration for services related to the offering. The warrant is exercisable until the earlier of September 2009, the closing of a sale of the Company, or five years subsequent to an initial public offering of the Company's common stock. The $766,000 fair value of the warrant was determined using the Black-Scholes valuation model and was deducted from the proceeds of the offering. The following valuation assumptions were used: a volatility of 50%, an expected life of 10 years, a risk-free interest rate of 5.5%, and no dividend yield.

Common Stock Warrants

In June 2001, in connection with the execution of a build-to-suit facility lease agreement, the Company issued a warrant to the landlord to purchase a total of 200,000 shares of common stock at a price of $2.70 per share. The warrant expires on the later of seven years after the lease execution or five years after an initial public offering by the Company. The Company valued the warrant using the Black-Scholes valuation model using the following assumptions: a volatility of 70%, an expected life of 7 years, a risk-free interest rate of 5.3%, and no dividend yield. The resulting fair value of $382,000 was recorded as a prepaid asset in June 2001 and was expensed in October 2002 upon termination of the lease agreement.

7. Stockholders' Net Capital Deficiency (continued)

Stock Option Plans

In June 1997, the Company's board of directors adopted the 1997 Stock Option Plan (the 1997 Plan). The 1997 Plan provides for the issuance of common stock and the granting of incentive stock options to employees and officers, and the granting of nonstatutory stock options to directors and consultants of the Company. The Company grants incentive stock options with exercise prices of not less than the fair value of the stock on the date of grant (85% of fair value for nonstatutory stock options). If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price will be set at least at 110% of the fair value and will not be exercisable more than five years after the date of grant. Options granted under the 1997 Plan vest at varying rates determined on an individual basis by the board of directors, generally over four years. Except as noted above, options expire no more than 10 years after the date of grant or earlier if employment is terminated. Under the 1997 Plan, 10,435,000 shares of common stock are reserved for issuance. With special board approval, options may be granted with an early exercise provision with the underlying shares subject to the Company's right of repurchase, which lapses over the vesting term. As of December 31, 2002, no options with an early exercise provision have been granted.

7. Stockholders' Net Capital Deficiency (continued)

Stock Option Plans (continued)

A summary of activity under the 1997 Plan is as follows:

| | Shares Available | Options Outstanding | | Weighted-Average Exercise Price |
		Number of Shares	Price Per Share	
Shares authorized	650,000	–	–	–
Granted	(100,000)	100,000	$0.01	$0.01
Balance at December 31, 1996	550,000	100,000	$0.01	$0.01
Authorized	2,435,000	–	–	–
Granted	(1,058,000)	1,058,000	$0.05-$0.08	$0.07
Exercised	–	–	–	–
Canceled	203,000	(203,000)	$0.01-$0.08	$0.03
Shares canceled under 1996 Plan	(650,000)	–	–	–
Balance at December 31, 1997	1,480,000	955,000	$0.05-$0.08	$0.08
Granted	(1,060,000)	1,060,000	$0.08-$0.16	$0.15
Exercised	–	(381,250)	$0.08-$0.16	$0.15
Canceled	333,750	(333,750)	$0.08	$0.08
Balance at December 31, 1998	753,750	1,300,000	$0.05-$0.16	$0.11
Authorized	2,000,000	–	–	–
Granted	(453,500)	453,500	$0.16	$0.16
Exercised	–	(47,000)	$0.05-$0.08	$0.06
Canceled	58,000	(58,000)	$0.05-$0.16	$0.09
Balance at December 31, 1999	2,358,250	1,648,500	$0.05-$0.16	$0.13
Authorized	3,000,000	–	–	–
Granted	(3,230,000)	3,230,000	$0.16-$1.00	$0.32
Exercised	–	(2,443,460)	$0.05-$0.25	$0.20
Canceled	112,039	(112,039)	$0.08-$0.16	$0.15
Balance at December 31, 2000	2,240,289	2,323,001	$0.05-$1.00	$0.32
Granted	(1,221,200)	1,221,200	$1.00-$2.70	$1.54
Exercised	–	(1,248,899)	$0.08-$2.70	$1.12
Canceled	158,135	(158,135)	$0.08-$1.00	$0.28
Balance at December 31, 2001	1,177,224	2,137,167	$0.05-$2.70	$0.55
Authorized	3,000,000	–	–	–
Granted	(3,464,890)	3,464,890	$0.10-$1.00	$0.17
Exercised	–	(162,527)	$0.08-$1.00	$0.27
Canceled	484,818	(484,818)	$0.10-$2.70	$0.90
Balance at December 31, 2002	1,197,152	4,954,712	$0.05-$2.70	$0.28

7. Stockholders' Net Capital Deficiency (continued)

Stock Option Plans (continued)

The weighted-average fair value of options granted during 2002 and 2001 was $0.04 and $1.70, respectively. At December 31, 2002, options to purchase 1,623,589 shares of common stock were vested and exercisable at a weighted-average exercise price of $0.34. At December 31, 2002, the weighted-average remaining contractual life of outstanding options was 8.84 years.

In connection with approximately 760,000 options and shares of restricted stock granted during 2001, the Company recorded deferred stock-based compensation of approximately $1,024,000, representing the difference between the exercise price and the deemed fair value of the Company's common stock at the date of grant. The amount is being amortized using the graded vesting method over the vesting period for the individual options. During 2002, the Company reversed approximately $65,000 of deferred stock-based compensation resulting from certain employee terminations.

Amortization of deferred stock-based compensation, for the years ended December 31, 2002, 2001 and the period from inception (April 1996) through December 31, 2002, was approximately $638,000, $275,000, and $913,000, respectively.

During the years ended December 31, 2002 and 2001, the Company recorded compensation expense of approximately $15,000 and $26,000 related to fully vested options to purchase 101,000 and 12,500 shares of common stock granted to consultants, respectively. Expenses for nonemployee stock options are recorded over the vesting period of the options, with the amount determined by the Black-Scholes option valuation method. The value of each nonemployee consultant option was estimated on the date of grant using the following assumptions for 2002 and 2001: risk-free interest rates of 3.8% and 5.3%, respectively, an expected life of 10 years, an expected volatility of 70%, and no dividends.

7. Stockholders' Net Capital Deficiency (continued)

Reserved Shares

As of December 31, 2002, the Company has reserved shares of common stock for future issuance as follows:

Options:	
Outstanding	4,954,712
Available for grant	1,197,152
Warrant to purchase common stock	200,000
Warrants to purchase redeemable convertible preferred stock	805,458
Redeemable convertible preferred stock – issued	47,233,169
	54,390,491

8. Income Taxes

As of December 31, 2002 and 2001, the Company had deferred tax assets of approximately $25,000,000 and $17,700,000, respectively. The net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance for deferred tax assets increased by approximately $7,300,000 and $4,980,000 during the years ended December 31, 2002 and 2001, respectively. Deferred tax assets relate primarily to net operating loss and tax credit carryforwards.

As of December 31, 2002, the Company had federal net operating loss carryforwards of approximately $60,000,000 and state net operating loss carryforwards of approximately $41,000,000. The Company also had research and development tax credit carryforwards of approximately $1,300,000. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2004 through 2022, if not utilized.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

9. Subsequent Events

In January 2003, the Company and Medarex entered into a definitive collaboration agreement that supersedes the binding letter of intent (see Note 3) in its entirety. The Company agreed to provide two specific, named targets to Medarex, and Medarex agreed to use its HuMAb mice to create fully human antibodies to these antigen targets. The Company and Medarex will jointly develop any antibody therapeutics derived under this agreement. Either party may opt out of the collaboration at any time. The party opting out must fulfill any remaining financial obligations to which it has committed itself under any mutually agreed-upon budget; thereafter, said party will receive predetermined milestones and royalties from the other party for any products developed and commercialized from any antibody therapeutic derived under this agreement.

On February 4, 2003, the Company entered into a merger agreement with Protein Design Labs, Inc. (PDL). Upon consummation of the merger Eos shareholders will receive approximately $37,500,000 in PDL common stock, subject to certain conditions. Additionally, consummation of the merger will trigger various provisions of change of control agreements between the Company and certain of its officers as described in Note 6. One provision is that the Company will be obligated to pay these officers acquisition bonuses aggregating approximately $2,850,000 and will forgive approximately $579,000 of shareholder and employee notes and accrued interest. Furthermore, vesting of restricted stock and stock options to purchase approximately 2,687,000 shares of the Company's common stock will be accelerated.

In February 2003, the Company received an invoice for the final $750,000 due to ICOS under the terms of the manufacturing agreement as described in Note 2.